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                             May 25, 2022

       Nicola Santoro, Jr.
       Chief Financial Officer and Treasurer
       New Residential Investment Corp.
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: New Residential
Investment Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Form 8-K filed May
3, 2022
                                                            File No. 001-35777

       Dear Nicola Santoro:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 8. Consolidated Financial Statements
       Note 3. Business Acquisitions, page 155

   1. We note you acquired Genesis Capital LLC during 2021 for cash consideration of approximately $1.63
billion. Please tell us how you considered the requirements to provide audited
financial statements of the acquired business in accordance with Rule 3-
                                                        05 of Regulation S-X,
and unaudited pro forma financial information related to this transaction in
accordance with Article 11 of Regulation S-X.
       Form 8-K filed May 3, 2022

       Exhibits

   2. We note your disclosure of core earnings in your earnings release at Exhibit 99.1. This
 Nicola Santoro, Jr.
New Residential Investment Corp.
May 25, 2022
Page 2
         non-GAAP measure includes adjustments for various realized and unrealized gains
         (losses) and credit loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameNicola Santoro, Jr.                          Sincerely,
Comapany NameNew Residential Investment Corp.
                                                               Division of
Corporation Finance
May 25, 2022 Page 2                                            Office of Real
Estate & Construction
FirstName LastName